



02005795

Vf 2-28-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox Chase Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

381 Main Road
(No. and Street)

RECD S.E.C.
FEB 27 2002
535

Montville | NJ | 07045
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Marron 914-632-8400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA Steven J. Alperin
(Name — *if individual, state last, first, middle name*)

30 Two Bridges Road, Suite 240 | Fairfield | NJ | 07004
(Address) | (City) | (State) | (Zip Code)

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/11/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Anthony Cianci, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2001 and supplemental schedules pertaining to Fox Chase Capital Partners, LLC. as of December 31, 2001 are true and correct. I further affirm that neither the partnership nor any partner has any proprietary interest in any account classified solely as that of a customer.

Signature Date

President
Title

Subscribed and Sworn to before me

on this 23rd day of January, 2002.

Notary Public


SEC MAIL
RECEIVED
FEB 2 7 2002
PROCESSING
WASH. D.C.
365
SECTION

FOX CHASE CAPITAL PARTNERS, LLC

(S.E.C. NO. 8 - 52624)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.


RECEIVED
FEB 2 7 2002
365
PROCESSING
WASH. D.C.

FOX CHASE CAPITAL PARTNERS, LLC

(S.E.C. NO. 8 - 52624)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.


RECEIVED
FEB 27 2002
PROCESSING
WASH, D.C.
365

FOX CHASE CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 4
Supplemental Report on Internal Control Structure	5 - 6


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Fox Chase Capital Partners, LLC
Montville, NJ

We have audited the accompanying statement of financial condition of Fox Chase Capital Partners, LLC as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fox Chase Capital Partners, LLC at December 31, 2001 in conformity with generally accepted accounting principles of the United States of America.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 21, 2002

FOX CHASE CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001



ASSETS

Assets:		
Cash and cash equivalents	$	188,206
Receivable from clearing broker		363,639
Marketable securities, at market value		290,207
Other assets		52,482
Total Assets	$	894,534

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	40,374
Total liabilities		40,374
Commitments and Contingencies		
Members' Equity		854,160
Total Liabilities and Members' Equity	$	894,534

See independent auditor's report and the accompanying notes to the statement of financial condition.

FOX CHASE CAPITAL PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Note A – Organization and Significant Accounting Policies

Nature of Business

Fox Chase Capital Partners, LLC (the "Company"), is a securities broker-dealer servicing both institutional and retail clients.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

The Company generates its revenues principally by providing securities trading and brokerage services. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of the financial markets.

Securities transactions and related expenses are recorded on a trade date basis. The Company clears all securities transactions through Pershing, on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with three months or less to maturity at the date of purchase to be cash equivalents.

Income Taxes

Furniture and equipment are depreciated to the extent permitted by Section 179 of the Internal Revenue Code and thereafter on a straight-line basis based on estimated lives of five years. This acceleration of depreciation on a book basis to conform to income tax returns is not considered to have a material effect on either the Company's financial statements or net capital computations.

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

Note B – Commitments and Contingencies

The Company uses Pershing (a division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit with Pershing of $250,000.

Pursuant further to its clearing agreement, customers' money balances and security positions are carried on Pershing's books. Under certain conditions, the Company has agreed to indemnify Pershing for any related losses, if any, that Pershing may sustain. Both the Company and Pershing monitor collateral on securities transactions to minimize exposure to loss.

FOX CHASE CAPITAL PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $683,054, which was $583,054 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.06 to 1.

Note D – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Fox Chase Capital Partners, LLC
381 Main Road
Montville, NJ 07045

In planning and performing our audit of the financial statements of Fox Chase Capital Partners, LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

> *The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.*

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended December 31, 2001, and this report does not affect our report thereon dated February 21, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Alperin, Nebbia
& Associates, CPA, PA

Alperin, Nebbia & Associates, CPA. PA

Fairfield, New Jersey
February 21, 2002



ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA